FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 CORUS GROUP plc
                 (Translation of Registrant's Name Into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---
        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act 1934.)

                                 Yes      No X
                                     ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of
      1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: 13 November 2002                      By  Theresa Robinson
                                                ----------------
                                            Name: Mrs T Robinson
                                            Group Secretariat Co-ordinator

Corus Group plc


13 November 2002



                                  MARKET UPDATE

On 17 July 2002, Corus announced that it had reached agreement in principle on a proposed merger with Companhia Siderurgica Nacional (CSN). As stated, the proposals were subject to a number of conditions and the Corus Board would continue to monitor the situation as the work on the merger progressed. Despite the strong strategic rationale for the merger, ongoing uncertainties in the global business environment and the financial markets have led the Board to conclude that the transaction cannot be completed as envisaged at this time and therefore it has decided to terminate the proposed transaction.

The Corus management will remain strongly focused on the restoration of the performance and competitiveness of its existing carbon steel assets. Although progress continues to be made in this regard, since early-October there has been increasing evidence that the demand for steel products in its core UK and continental European markets is not at the level the Group expected at the time of the announcement of its interim results in September. As a consequence while the second half operating result (before exceptional items) is expected to be around (pound)100m better than the first half ((pound)252m loss), this is not the pace of recovery anticipated particularly due to a squeeze on the profitability of downstream operations.

Although the improving trend of results is expected to continue into the first quarter, the outlook beyond that is uncertain with the pace and timing of economic recovery and demand difficult to predict.

Enquiries:  John Bowden
            Tel: +44 (0) 20 7717 4501

Ends.